

Mail Stop 4631

March 3, 2010

Via U.S. mail and facsimile

Frank Rossana
President and Chief Executive Officer
Book Merge Technology, Inc.
(F/K/A BigWest Environmental, Inc.)
1350 W. Horizon Ridge Dr.
Henderson, NV 89014

> **Re: Book Merge Technology, Inc.**
> **F/K/A BigWest Environmental, Inc.**
> **Form 8-K/A filed December 8, 2009**
> **Form 8-K filed February 24, 2010**
> **Form 8-K/A filed March 3, 2010**
> **File No. 333-152837**

Dear Mr. Rossana:

We have completed our review of the above referenced filings and have no further comments at this time.

If you have any questions, please contact Lisa Haynes, Staff Accountant, at (202) 551-3424 or the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief